Mr. Jim Lopez

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

October 26, 2022

RE: Groundfloor Finance Inc. Form 1-A.

Mr. Lopez,

Pursuant to discussions with staff, the issuer proposes to add the following risk factor to Form 1-A, which will be filed on EDGAR for qualification. The proposed risk factor follows:

The company could be found in violation of Section 5 of the Securities Act. The Company may be required to repurchase LROs that were sold prior to qualification of this Form 1-A.

The Company previously filed an Offering Circular on Form 1-A dated December 29, 2017 which was qualified on January 4, 2018. Rule 259(d)(3)(i)(F) of the Rules and Regulations of the Securities Act of 1933 specifies the conditions for a continuous offering under Regulation A. In that rule, securities may be sold for a three-year period pursuant to a qualified offering circular before a new offering circular must be qualified. Pursuant to this rule, the Company should have filed a new offering circular on January 4, 2021. The Company did not file an offering circular by this date, and instead filed several Post Qualification Amendments (PQAs) for the sale of additional securities. Upon qualification of these PQAs by the SEC, the Company sold securities pursuant to these Post Qualification Amendments. The number of securities sold which remain outstanding and for which an exemption cannot be found is $10,917,100 held by 12,468 purchasers. By failing to qualify a new offering statement on Form 1-A with the SEC prior to making offers and sales of the LROs contained in the subsequent Post Qualification Amendments, Section 5 was possibly violated since the offering of LROs did not meet the requirement for qualifying the LROs as exempt securities pursuant to Section 3.  While mitigating circumstances may or may not be present, it is possible that the Company may be required to repurchase any outstanding LROs sold during this period.

Because the company could be found in violation of Section 5, the purchasers of the LROs may have a right to rescind their purchase for up to one year from the date of purchase.  The Company does not admit any wrongdoing or liability in connection with these LRO sales prior to qualification.  However, the Company may be forced to offer all such purchasers a right of rescission of their purchase. The total exposure to the Company is approximately $10,917,100.  If all purchasers requested a rescission of their purchase, it would likely have a material adverse effect on the Company’s liquidity and capital resources and results of operations.  In addition, the Company may be forced to liquidate other assets, slow loan origination and seek other financing to fund the rescission offer, which may not be available on terms we consider favorable.

Should you or any other staff have questions, please contact me at 202-758-8041.

Thank you.

Nick Bhargava

Groundfloor Finance Inc.